Exhibit 99.9

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, January 5, 2010
Total Chemicals’ Appointments Effective January 1, 2010
Bernard Pinatel Appointed President, Total Adhesives
(Bostik and Subsidiaries)
Bernard Pinatel, 47, is a graduate of Ecole Polytechnique’s engineering school, the Paris Graduate School of Economics, Statistics and Finance (ENSAE) and Institut d’Etudes Politiques (Sciences Po). He also holds an MBA from INSEAD Graduate Business School.
He began his career at Booz Allen Hamilton as a strategy consultant.
Mr. Pinatel joined Hutchinson in 1991 as an analyst in the Strategy Department, subsequently becoming Vice President, Production in Germany.
After three years as Plant Manager at Synthron, he moved to Coates Lorilleux as Vice President Marketing Europe in 1999. He was appointed CEO of Bostik France in 2000 and of Bostik Europe in 2003.
Since 1996, he has been President of Total Resins, which encompasses Cray Valley, CCP and Sartomer.
He has been a member of the Total Chemicals Management Committee since 2007.
With revenues of €1.4 billion in 2008, Bostik is a world leader in adhesives. It designs, manufactures and supplies adhesives and sealants for consumers, builders and industries. 5,000 employees at 50 production plants in nearly 40 countries worldwide serve three major markets daily — Industry, Building and Construction, and Consumer Products.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Daniel Grasset Appointed President, Total Resins
(Cray Valley, Sartomer and CCP)
Daniel Grasset, 60, graduated from Ecole Nationale des Arts et Métiers’ engineering school and joined the Group in December 1974 as a process and specialty equipment engineer at Ethylène Plastique and CdF Chimie in Lillebonne, Normandy.
In 1983, he was appointed Vice President, Specialty Polyethylene Production at CdF Chimie. From 1988 to 1992, he was General Manager of Orkem’s Resins’ Drocourt plant.
He then spent five years in the United States as Vice President, Operations of Cook Composites & Polymers (CCP).
In late 1996, Mr. Grasset was appointed Vice President, Ink Production and Managing Director of U.K. subsidiary Coates Lorilleux, followed by a stint as Vice President, European Operations at Sun Chemical.
From May 2000 to September 2004, he was Vice President Europe, Coating Resin Production at Cray Valley.
On October 1, 2004, he was appointed Deputy CEO of Grande Paroisse SA, renamed GPN in May 2007, of which he is currently CEO.
Together, Total Chemicals, Cray Valley, Cook Composites & Polymers and Sartomer form the world’s second-ranked resin producer, with revenues of €1.9 billion in 2008 and a global workforce of 3,500.
Francis Raatz Appointed President, Total Fertilizers
(GPN and Subsidiaries)
Francis Raatz, 54, graduated in chemical engineering from Ecole Centrale de Paris in 1978. He also holds a doctorate in Applied Catalysis from Institut Français du Pétrole (IFP) and a Ph.D. in Theoretical Chemistry from Université de Montréal.
He held a variety of R&D positions at the IFP in Montreal and Paris before joining Atochem in 1990, where he was Acrylic Specialties and Derivatives Production Manager at the Carling plant.
In 1996, Mr. Raatz was appointed Production Coordinator, Chlorochemicals and Vinyl Products at Elf Atochem in Paris, before becoming Deputy General Manager of Atofina’s Gonfreville plant in 1999 and General Manager the following year.
In 2004, he was appointed Senior Vice President, Polyethylene at Total Petrochemicals in Brussels.
He was subsequently appointed Senior Vice President, Research, Technology & Engineering at Total Petrochemicals, where his responsibilities included major projects.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Specializing in the chemistry of nitrogen, GPN is a European leader in nitrogen fertilizers and AdBlue®. It focuses on four core business segments: Agriculture, Industry & Environment, Mining, and Engineering & Process. In 2008, it had revenues of €700 million and 900 employees.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com